EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of the common stock, $0.01 par value per share, of Monro, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

The undersigned have executed this Joint Filing Agreement as of November 5, 2025.

ICAHN ENTERPRISES L.P.

By: ICAHN ENTERPRISES G.P. INC, its general partner

By:  /s/ Ted Papapostolou

        Name: Ted Papapostolou

        Title: Chief Financial Officer and Secretary

/s/ Carl C. Icahn

Carl C. Icahn